

Nasdaq Regulation

Nasdaq

Eun Ah Choi
Senior Vice President
Global Head of Regulatory Operations

August 18, 2025

Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Division of Corporation Finance:

This is to certify that on July 22, 2025, The Nasdaq Stock Market (the "Exchange") received from Yimutian Inc. (the "Registrant") a copy of the Registrant's application on Form 8-A 12(b) for the registration of the following security:

American depositary shares, each
representing twenty-five Class A ordinary shares

Class A ordinary shares, par value US$0.00001 per share*

We further certify that the security described above has been approved by the Exchange for listing and registration upon official notice of issuance.

We understand that the Registrant is seeking effectiveness under the Form 8-A 12(b), and we hereby join in such request.

Sincerely,

Eun Ah Choi

*Not for trading, but only in connection with the listing of the American depositary shares on The Nasdaq Stock Market LLC.